Exhibit 23.1

The Board of Directors
NuVox, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of NuVox, Inc. of our report dated February 22, 2002, relating to the consolidated balance sheets of NuVox, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001, and the related financial statement schedule, which report appears in the December 31, 2001 annual report on Form 10-K of NuVox, Inc. Our report refers to a change in accounting for derivative instruments and hedging activities during 2001.

/s/ KPMG LLP

KPMG LLP

St. Louis, Missouri
March 29, 2002